UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M200

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7457R106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) TOTAL S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,873,343 (1)
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power 8,873,343 (1)
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 8,873,343 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 8.4% (2)
12.	Type of Reporting Person (See Instructions) CO

Footnotes:

(1)

Includes 141,881 shares of common stock, par value $0.0001 (the “Common Stock”) issuable upon exercise of warrants and 181,238 shares issuable upon conversion of a Note. All securities reported herein are indirectly held by Total S.A., through its wholly-owned subsidiary Total Raffinage Chimie. The information on this Schedule 13G amends the Schedule 13D Amendment No. 4 filed on October 19, 2015.

(2)

Percent of class is calculated based on (i) 105,502,887 Common Stock of Amyris, Inc. (the “Company” or the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q) and (ii) 323,119 shares of Common Stock issuable upon exercise of warrants and conversion of a Note held by Total S.A.

Item 1.

(a)	Name of Issuer

Amyris, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5885 Hollis Street, Suite 100

Emeryville, CA 94608

Item 2.

(a)	Name of Person(s) Filing

Total S.A.

(b)	2, place Jean Miller

La Defense 6

92400 Courbevoie

France

(c)	Citizenship

France

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)	CUSIP Number

03236M200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not	applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Total S.A.	8,873,343 (1)	0	8,873,343 (1)	8.4% (2)

(1)

Includes 141,881 shares of common stock, par value $0.0001 (the “Common Stock”) issuable upon exercise of warrants and 181,238 shares issuable upon conversion of a Note. All securities reported herein are indirectly held by Total S.A., through its wholly-owned subsidiary Total Raffinage Chimie. The information on this Schedule 13G amends the Schedule 13D Amendment No. 4 filed on October 19, 2015.

(2)

Percent of class is calculated based on (i) 105,502,887 Common Stock of Amyris, Inc. (the “Company” or the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (and does not take into account any shares of Common Stock that may have been issued by the Issuer since the filing of the Form 10-Q) and (ii) 323,119 shares of Common Stock issuable upon exercise of warrants and conversion of a Note held by Total S.A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

TOTAL S.A.

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTAL RAFFINAGE CHIMIE

By:	/s/ Philippe Orts
Name:	Philippe Orts
Title:	Senior VP Corporate Affairs